EXHIBIT 99.1

Rubico Announces Transition to Quarterly Reporting of Financial Results

ATHENS, Greece, Sept. 21, 2026 (GLOBE NEWSWIRE) -- Rubico Inc. (Nasdaq: RUBI) (the “Company” or “Rubico”), a global provider of shipping transportation services specializing in the ownership of vessels, announced today that it will transition from semi-annual to quarterly reporting of its financial results, beginning with the announcement of its results for the third quarter and nine months ended September 30, 2026, which the Company expects to release during the fourth quarter of 2026.

Each quarterly earnings release will include unaudited condensed financial statements, comprising a statement of operations for the relevant quarterly and year-to-date periods, a balance sheet as of the end of the relevant period and a summarized statement of cash flows for the relevant quarterly and year-to-date periods, together with selected operating data and operational updates. The quarterly earnings releases will not include accompanying notes to the financial statements. As a foreign private issuer, the Company will continue to furnish to the U.S. Securities and Exchange Commission unaudited interim condensed consolidated financial statements with accompanying notes on a semi-annual basis, and to file audited annual consolidated financial statements with its annual report on Form 20-F.

The transition to quarterly earnings reporting reflects the Company’s commitment to enhanced transparency and more frequent communication with the investment community, and aligns the frequency of the Company’s reporting with that of many of its listed peers.

About the Company

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership of vessels. The Company is an international owner and operator of two modern, fuel efficient, eco 157,000 dwt Suezmax tankers. Furthermore, the Company owns two 47,499 dwt MR tanker newbuildings scheduled for delivery in the third and fourth quarters of 2029 and a 60-meter newbuilding megayacht scheduled for delivery in the second quarter of 2027, which the Company intends to divest. In addition, the Company has entered into a share purchase agreement to acquire a shipowning company that owns one high-specification 47,499 dwt MR tanker newbuilding scheduled for delivery in the second quarter of 2029, with closing of this share purchase agreement to occur by September 30, 2026.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “RUBI”.

Please visit the Company’s website at: https://rubicoinc.com/

For further information please contact:

Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the timing, frequency and content of the Company’s future financial reporting and earnings releases.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.